Room 4561

April 30, 2008

Gordon Coburn
Chief Financial Officer
Cognizant Technology Solutions Corporation
500 Glenpointe Centre West
Teaneck, New Jersey 07666

> **Re:** **Cognizant Technology Solutions Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Form DEF 14A**
> **Filed April 28, 2008**
> **File No. 000-24429**

Dear Coburn:

We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business

Customers, page 9

1.   Item 101(c)(1)(vii) of Regulation S-K requires that you disclose whether any of your business segments are dependent upon a single customer or a few customers, the loss of whom would have a material adverse effect on the segment. Because

your disclosure currently provides customer information on a company-wide basis rather than a segment basis, it is unclear whether any of your business segments are dependent upon any customer or customers. Please advise whether you have considered disclosing information about your top customers by business segment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 30

2. Please advise us whether you have considered expanding your disclosure to discuss the material challenges facing your company and how your management is addressing such challenges. Refer to Release No. 33-8350 (December 29, 2003). For example, you may wish to discuss the effect on your business of weakness in the industries you serve. Since your largest business segment is financial services, you could address the possible effects of reported strains on liquidity of assets held by financial institutions generally and the impact those conditions may have on the availability of capital to purchase your services. You could also address the impact current credit market conditions may have on your operations and revenues. Refer to Release No. 33-8350 (December 29, 2003).

Item 9A. Controls and Procedures

3. We note your statement that "In designing and evaluating [y]our disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applied its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Your disclosures should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Acquisitions, page F-11

4. We note your reference to a pending appraisal that will be used to provide additional information concerning asset and liability valuations. Please note that

when you refer to an independent valuation specialist you should disclose the specialist's name and, if your annual report is incorporated by reference into a Securities Act registration statement, include the appropriate consent. Refer to Rule 436(b) of Regulation C and file the consent, if necessary.

Note 4. Investment Securities, page 83

5. We note your disclosure that the instability in the credit markets may affect your ability to liquidate the auction rate securities in the short-term. Please indicate whether these securities will continue to be classified as a current asset in your next filing. If so, describe how you determined that this classification is appropriate. See Chapter 3 of ARB 43. In addition, please describe how you will determine fair value for these securities and indicate your consideration of the disclosure requirements under SFAS 157 in your next filing.

Note 14. Quarterly Financial Data (Unaudited), page F-21

6. We note your selected quarterly financial data does not contain gross profit information. Tell us your consideration of including gross profit margin or cost of revenues including related depreciation and amortization expense pursuant Item 302(A)(1) of Regulation S-K.

Definitive Proxy Statement filed April 28, 2008

Certain Relationships and Related Transactions, page 22

7. It appears that you have not provided a description of your policies and procedures for reviewing, approving or ratifying related party transactions, as required by Item 404(b) of Regulation S-K. Please advise.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief